September 22, 2010

Ms. Tracey McCoy
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
1 Station Place, NE
Washington, DC 20549
Re: Precision Aerospace Components, Inc.
Form 10-Kfor the year ended December 31, 2009
File No.  30185

Dear Ms. McCoy:

The following response addresses the comment of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter dated August 26, 2010 (the “Comment Letter”) regarding the Form 10-K of Precision Aerospace Components, Inc. (the “Company”) for the year ended December 31, 2009.

The attached replacement report from Bagell, Josephs Levine & Company, L.L.C. has been placed within the Company’s Financial Statements, which have been be filed in the Company’s Form 10-K/A.

As requested by the staff, in connection with responding to your comment, the Company is providing the following statement in acknowledging that:

“The company is responsible for the adequacy and accuracy of the disclosure in the filing;

“Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

“The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

We trust that the foregoing appropriately addresses the issue raised by the Comment Letter.

Very truly yours,

s/ Andrew S. Prince

Andrew S. Prince
Chief Executive Officer and
Chief Financial Officer

2200 Arthur Kill Road
Staten Island, NY10309
(718)356-1500  Fax (718)356-3661

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053
(856) 355-5900 Fax (856) 396-0022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Precision Aerospace Components, Inc.
Staten Island, New York

We have audited the accompanying consolidated balance sheet of Precision Aerospace Components, Inc. (the “Company”) as of December 31, 2008 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2008.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Precision Aerospace Components, Inc. as of December 31, 2008 and the consolidated results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

/s/ BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

Bagell, Josephs, Levine & Company, L.L.C.
Marlton, NJ 08053

March 15, 2009